UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34458 / December 29, 2021

In the Matter of   :

Apollo Investment Corporation   :
Apollo Senior Floating Rate Fund Inc.   :
Apollo Tactical Income Fund Inc.   :
Apollo Debt Solutions BDC   :
Apollo Investment Management, L.P.   :
Apollo Credit Management, LLC   :
AA Direct, L.P.   :
A-A European Senior Debt Fund L.P.   :
AA Infrastructure Fund 1 Ltd.   :
ACE Credit Fund, L.P.   :
AESI II, L.P.   :
AGRE Debt Fund I, L.P.   :
AGRE U.S. Real Estate Fund, L.P.   :
ALM V, Ltd.   :
ALM VI, Ltd.   :
ALM VII (R), Ltd.   :
ALM VII (R)-2, Ltd.   :
ALM VII, Ltd.   :
ALM VIII, Ltd.   :
ALM XII, Ltd.   :
ALM XIX, Ltd.   :
ALM XVI, Ltd.   :
ALM XVII, Ltd.   :
ALM XVIII, Ltd.   :
ALME Loan Funding IV B.V.   :
ALME Loan Funding V B.V.   :
Amissima Diversified Income ICAV   :
AMN Loan Fund, L.P.   :
AP Investment Europe III, L.P.   :
AP Kent Credit Master Fund, L.P.   :
Apollo Accord Master Fund II, L.P.   :
Apollo Accord Master Fund III, L.P.   :
Apollo Accord Fund III B, L.P.   :
Apollo Accord Fund IV, L.P.   :
Apollo A-N Credit Fund, L.P.   :
Apollo Asia Real Estate Fund II, L.P.   :
Apollo Atlas Master Fund, LLC   :

Apollo Chiron Credit Fund, L.P.	:
Apollo Commercial Real Estate Finance, Inc.	:
Apollo Credit Funds ICAV	:
Apollo Credit Master Fund Ltd.	:
Apollo Credit Opportunity Fund III LP	:
Apollo Credit Strategies Master Fund Ltd.	:
Apollo European Principal Finance Fund III (Dollar A), L.P.	:
Apollo Hybrid Value Fund, L.P.	:
Apollo Hybrid Value Fund II, L.P.	:
Apollo Humber Partners, L.P.	:
Apollo Humber Management, L.P.	:
Apollo Impact Mission Fund, L.P.	:
Apollo Infrastructure Opportunities Fund II, L.P.	:
Apollo Investment Fund IX, L.P.	:
Apollo Investment Fund VII, L.P.	:
Apollo Investment Fund VIII, L.P.	:
Apollo Kings Alley Credit Fund, L.P.	:
Apollo Lincoln Fixed Income Fund, L.P.	:
Apollo Lincoln Private Credit Fund, L.P.	:
Apollo Moultrie Credit Fund, L.P.	:
Apollo Natural Resources Partners II, L.P.	:
Apollo Natural Resources Partners III, L.P.	:
Apollo Navigator Aviation Fund I, L.P.	:
Apollo Revolver Fund, L.P.	:
Apollo Structured Credit Recovery Master Fund IV LP	:
Apollo Strategic Origination Partners, L.P.	:
Apollo Tactical Value SPN Investments, L.P.	:
Apollo Total Return Master Fund Enhanced LP	:
Apollo Total Return Master Fund L.P.	:
Apollo Tower Credit Fund, L.P.	:
Apollo U.S. Real Estate Fund II L.P.	:
Apollo U.S. Real Estate Fund III, L.P.	:
Apollo Zeus Strategic Investments, L.P.	:
Apollo/Cavenham European Managed Account II, L.P.	:
Athene Holding Ltd	:
Athora Lux Invest S.C.Sp	:
Athora Real Estate (Lux)	:
Financial Credit Investment II, L.P.	:
Financial Credit Investment III, L.P.	:
Financial Credit Investment IV, L.P.	:
MidCap FinCo Holdings Ltd	:
NNN Investor 1, L.P.	:
Tranquilidade Diversified Income ICAV	:
Athora Lux Invest NL S.C.Sp	:

Apollo Credit Funds II ICAV :
ACE Credit Management, LLC :
ACF Europe Management, LLC :
ACREFI Management, LLC :
Aegon Ireland plc :
AGRE-CRE Debt Manager LLC :
AGRE NA Management, LLC :
ALME Loan Funding II Designated Activity Company :
ALME Loan Funding III Designated Activity Company :
AP Kent Management, LLC :
Apollo Accord Management II, LLC :
Apollo Accord Management III, LLC :
Apollo Accord Management III B, L.P. :
Apollo Accord Management IV, L.P. :
Apollo A-N Credit Management, LLC :
Apollo Asia Management II, L.P. :
Apollo Asset Management Europe LLP :
Apollo Atlas Management, LLC :
Apollo Capital Management, L.P. :
Apollo Centre Street Management, LLC :
Apollo Centre Street Partnership L.P. :
Apollo Chiron Management, LLC :
Apollo Credit Management (CLO), LLC :
Apollo Credit Opportunity Management III, LLC :
Apollo EPF Management III, LLC :
Apollo Europe Management III, LLC :
Apollo European Senior Debt Management, LLC :
Apollo European Strategic Management, L.P. :
Apollo Global Real Estate Management, L.P. :
Apollo Hercules Management, LLC :
Apollo Hercules Partners, L.P. :
Apollo Hybrid Value Management, L.P. :
Apollo Hybrid Value Management II, L.P. :
Apollo Impact Mission Management, L.P. :
Apollo India Credit Opportunity Management, LLC :
Apollo Infrastructure Opportunities Management II, L.P. :
Apollo Investment Management Europe LLP :
Apollo Kings Alley Credit Fund Management, LLC :
Apollo Lincoln Fixed Income Management, LLC :
Apollo Lincoln Private Credit Management, LLC :
Apollo Management International LLP :
Apollo Management IX, L.P. :
Apollo Management VII, L.P. :
Apollo Management VIII, L.P. :

Apollo Moultrie Credit Fund Management LLC	:
Apollo NA Management II, LLC	:
Apollo NA Management III, LLC	:
Apollo Navigator Management I, LLC	:
Apollo Oasis Management, LLC	:
Apollo Origination Management, L.P.	:
Apollo PPF Credit Strategies Management, LLC	:
Apollo Oasis Partners, L.P.	:
Apollo Origination Partnership, L.P.	:
Apollo Palmetto Strategic Partnership, L.P.	:
Apollo Revolver Capital Management, LLC	:
Apollo ST Fund Management LLC (DE)	:
Apollo Strategic Origination Management, L.P.	:
Apollo Structured Credit Recovery Management IV LLC	:
Apollo Tactical Value SPN Management, LLC	:
Apollo Thunder Management, LLC	:
Apollo Thunder Partners, L.P.	:
Apollo Total Return Enhanced Management, LLC	:
Apollo Tower Credit Management, LLC	:
Apollo Union Street Management, LLC	:
Apollo Union Street Partners, L.P.	:
Apollo Zeus Strategic Management, LLC	:
Apollo/Cavenham EMA Management II, LLC	:
Financial Credit Investment II Manager, LLC	:
Financial Credit Investment III Manager, LLC	:
Financial Credit Investment IV Manager, LLC	:
Apollo Delos Investments, SCSp	:
Apollo Delos Investments Management, LLC	:
Apollo Delos Investments II, SCSp	:
Apollo European MMPDF SV SARL	:
Apollo Investment Management Europe(Luxembourg) S.a r.l	:
Apollo European MMPDF SV II SARL	:
Apollo Total Return Management LLC	:
Apollo Commodities Management, L.P.	:
Apollo Insurance Solutions Group LP	:
Apollo MidCap US Direct Lending 2019, L.P.	:
NNN Investor 2 (Auto), L.P.	:
NNN Opportunities Fund, L.P.	:
Apollo PPF Opportunistic Credit Partners (Lux), SCSp	:
Apollo PPF Credit Strategies, LLC	:
Apollo PPF Credit Management, LLC	:
Apollo Co-Investment Capital Management, LLC	:
Alteri Investments II, SCSp	:
Merx Aviation Finance, LLC	:

Apollo Accord+ Fund (Lux), SCSp	:
Apollo Accord+ Offshore Fund, L.P.	:
Apollo Accord+ Fund, L.P.	:
Apollo Revolver Fund II (Offshore), L.P.	:
Apollo Revolver Fund II, L.P.	:
Apollo Revolver Fund II (ATH), L.P.	:
Apollo Accord+ Management, L.P.	:
Apollo Revolver Management II (ATH), L.P.	:
Apollo Revolver Management II, L.P.	:
	:
9 West 57th Street	:
New York, NY 10019	:
	:
(812-15015)	:
_____	:

ORDER UNDER SECTIONS 17(d) and 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

Apollo Investment Corporation, et al. filed an application on April 1, 2019, and amendments to the application on August 15, 2019, January 2, 2020, January 28, 2021, October 19, 2021 and November 24, 2021, requesting an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit certain business development companies and registered closed-end management investment companies (collectively, "Regulated Funds") to co-invest in portfolio companies with each other and with affiliated investment funds and accounts.

On December 3, 2021, a notice of the filing of the application was issued (Investment Company Act Release No. 34432). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Apollo Investment Corporation, et al. (File No. 812-15015) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Deputy Secretary